SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

AREL COMMUNICATIONS AND
SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,

Kiryat Weizman, Nes Ziona 74140 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On January17, 2006, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K. This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

        This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: January 17, 2006

Arel Communications and Software to Appeal NASDAQ Staff Determination to
Delist its Shares

Arel Received SEC Comments on Schedule 13E-3 Filing Associated with
Company’s Going-Private Transaction

ATLANTA – January 17, 2006 – Arel Communications and Software Ltd. (NASDAQ: ARLC) announced today that on January 11, 2006, it received a Nasdaq Staff Determination indicating that the Company does not comply with Marketplace Rule 4320(e)(2)(B), which requires the Company to have a minimum of $2,500,000 in stockholders’ equity, or $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, and that its securities are therefore, subject to delisting from the Nasdaq Capital Market. Nasdaq Staff rejected Arel’s request to delay the delisting until the completion of the Company’s previously reported going-private transaction which is currently underway. The Company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Nasdaq Staff determination. Arel’s securities will remain listed until the completion of the hearing process.

Separately, on January 12, 2006, the Company received comments from the United States Securities and Exchange Commission on the Schedule 13E-3 and its exhibits (including the draft proxy statement to the Company’s shareholders for their approval of the going-private transaction), which Arel filed with the SEC on December 27, 2005. Following the completion of the review process, Arel will notify its shareholders of the time and location of a special shareholders meeting that will be scheduled to vote on the going-private transaction. Should Arel complete the transaction as planned, the Company shall deregister its shares under the Securities Exchange Act of 1934 and delist from The Nasdaq Capital Market at the transaction’s close.

About Arel Communications and Software:

Arel Communications and Software is a leader in conferencing and collaboration solutions. Arel is focused on enhancing communications, facilitating workgroup collaboration and driving productivity in the enterprise. By providing a comprehensive application suite, Arel Spotlight™, for leveraging enterprise networks for rich-media communications, Arel replicates in-person meetings in the online environment. Arel’s newest solution, Arel Anyware, is an audio-visual plug-in that establishes true “face-to-face” meetings over the internet. Requiring only a webcam for full-featured video operability, users can add video conferencing to any web or IM/Presence application (such as Microsoft® Office Live Meeting™). Combining voice, video and data conferencing in one easy-to-use Web-based solution, Arel fosters interactive communications that significantly improve work environments today. Arel’s solutions impact key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management. Allowing geographically dispersed users to work together in groups, attend webinars and panel discussions, participate in training courses, and have one-on-one meetings with customers or colleagues, from virtually anywhere, Arel Spotlight is a powerful tool for critical business communications. For more information, visit www.arelcom.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause results to differ materially from these forward-looking statements include, but are not limited to, the receipt of corporate and third party approvals, obtaining the financing to carry out the proposed plan, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in Arel Communications and Software’s filings with the Securities and Exchange Commission. Arel is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

All trademarks recognized.

Contact:

Media Relations:
Affect Strategies, Inc.
John Taylor, 212-398-9680 x 140
E-mail: john@affectstrategies.com
or
Investor Relations:
Lippert/Heilshorn & Associates
Carolyn Capaccio/Jody Burfening, 212-838-3777
E-mail: ccapaccio@lhai.com